UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August 2023

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the second three-month period ended June 30, 2023 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the second three-month period ended June 30, 2023 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, Ernst & Young Han Young, or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the second three-month and the first half period ended June 30, 2023 and 2022

(Unit : in billions of Korean Won)	2023 Apr.-Jun.	2022 Apr.-Jun.	Change	2023 Jan.-Jun.	2022 Jan.-Jun.	Change
Operating revenues	19,622	15,528	4,094	41,217	31,992	9,225
Operating income (loss)	-2,272	-6,516	4,244	-8,450	-14,303	5,853
Income (Loss) before income tax	-2,955	-6,812	3,857	-9,810	-14,917	5,107
Net income (loss)	-1,904	-4,836	2,932	-6,816	-10,762	3,946
Net income (loss) attributable to owners of the company	-1,903	-4,837	2,934	-6,849	-10,790	3,941

CONDENSED SEPERATE STATEMENTS OF COMPREHENSIVE INCOME

For the second three-month and the first half period ended June 30, 2023 and 2022

(Unit : in billions of Korean Won)	2023 Apr.-Jun.	2022 Apr.-Jun.	Change	2023 Jan.-Jun.	2022 Jan.-Jun.	Change
Operating revenues	19,090	14,856	4,234	40,000	30,871	9,129
Operating income (loss)	-879	-5,843	4,964	-7,226	-15,005	7,779
Income (Loss) before income tax	-1,522	-5,953	4,431	-8,231	-14,984	6,753
Net income (loss)	-1,143	-4,334	3,191	-6,075	-10,811	4,736

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name: Park, WooGun
Title: Vice President

Date: August 11, 2023